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Exhibit 99.1(a)(5)(F)

Zebra Technologies Corporation 333 Corporate Woods Parkway Vernon Hills, Illinois 60061.3109 U.S.A. Telephone +1.847.634.6700 Facsimile +1.847.913.8766 www.zebracorporation.com

FOR IMMEDIATE RELEASE

Zebra Technologies Extends Tender Offer for
All Outstanding Shares of Fargo Common Stock to October 26

Vernon Hills, IL, and Eden Prairie, MN, October 12, 2001—Zebra Technologies Corporation (Nasdaq: ZBRA) and Fargo Electronics, Inc., (Nasdaq: FRGO) today announced that Zebra is extending its tender offer for all outstanding shares of common stock (including associated rights to purchase preferred stock) of Fargo for $7.25 per share in cash to 5:00 PM, New York City time, on October 26, 2001. The extension is necessary, because the applicable Hart-Scott-Rodino antitrust review waiting period has yet to expire or be terminated. The tender offer commenced on August 3, 2001, and was previously scheduled to expire at 5:00 PM, New York City time, on October 12, 2001.

Zebra and Fargo are committed to bringing the transaction to a successful conclusion. The companies are continuing to be responsive to the Federal Trade Commission in its Hart-Scott-Rodino antitrust review of the transaction. Zebra intends to extend the offer at least until expiration or termination of the Hart-Scott-Rodino antitrust review waiting period, subject to the provisions of the acquisition agreement. Pursuant to the acquisition agreement signed by Zebra and Fargo, the tender offer will generally be extended in increments of 10 business days.

In light of the continuing Hart-Scott-Rodino antitrust review, Zebra and Fargo have amended the acquisition agreement. This amendment moved the time period within which Fargo has the right to terminate the acquisition agreement as a result of a failure to receive clearance under the HSR Act to the period beginning on February 14, 2002 and ending on February 22, 2002. Previously, Fargo had the right to terminate the acquisition agreement for the five business day period beginning on the 61st day following receipt of the "second request" for information from the Federal Trade Commission. The amendment also waives the suspension of securities trading on the New York Stock Exchange from September 11 through September 14, 2001, as well as the terrorist attacks on the United States on September 11, 2001, and any subsequent military actions and other armed hostilities resulting from such attacks, as a condition for failure to complete the transaction.

As of Noon New York City time on October 12, 2001, 10,221,715 shares of Fargo common stock (including guaranteed deliveries), which represent 86.9% of total shares outstanding, had been tendered.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Fargo common stock. All stockholders should read the tender offer statement, as amended (including the offer to purchase, a related letter of transmittal and other offer documents), that was filed with the SEC by Zebra, and the solicitation/recommendation statement that was filed with the SEC by Fargo. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders are able to obtain these statements, as well as other filings containing information about Zebra and Fargo, without charge, at the SEC's Web site www.sec.gov. Stockholders are also able to obtain copies of these documents, at no charge, by contacting Zebra's information agent, Mellon Investor Services LLC, at (800) 261-8056. Copies of these documents may also be obtained, at no charge, by directing such requests to Zebra's Chief Financial Officer at (847) 793-6730.

Fargo Electronics, Inc., is the world's leader in innovative technologies for desktop plastic card personalization systems. Fargo printing systems create personalized plastic identification cards complete with digital images and text, lamination, and electronically encoded information. More than 50,000 Fargo systems are currently installed throughout the U.S. and in over 100 other countries. For more information, visit Fargo's Web site at http://www.fargo.com.

Zebra Technologies Corporation manufactures and distributes Zebra-brand on-demand thermal bar code label printers and Eltron®-brand instant-issuance plastic card printers used in automatic identification, personalization and security applications worldwide. The company, with an installed base of two million printers, also offers software and related supplies, including more than 1,000 label and ribbon combinations. Zebra's customers include more than 70 percent of the FORTUNE 500. Information about Zebra Technologies Corporation can be found at www.zebracorporation.com.

For Information, Contact:

Charles R. Whitchurch Chief Financial Officer Zebra Technologies Corporation Phone: 847.634.6700 Fax: 847.821.2545	Paul Stephenson Chief Financial Officer Fargo Electronics, Inc. Phone: 952.946.6330 Fax: 952.941.7836

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  Exhibit 99.1(a)(5)(F)